EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports solid second quarter 2022 results
High utilization continues across our system while advancing Canada's largest LNG solution
CALGARY, Alberta – July 28, 2022 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its second quarter results today. TC Energy's President and Chief Executive Officer, François Poirier commented, “Through the first six months of 2022, we have delivered strong results reflecting the high utilization we continue to see across our entire system. Demand for clean, responsibly sourced natural gas remains high in North America, with energy security also driving incremental growth in the global LNG market.” Poirier continued, “I am pleased to report we have reached a significant milestone with the Coastal GasLink Limited Partnership (Coastal GasLink LP), signing revised agreements with LNG Canada that will allow the safe and timely execution of our largest LNG-linked project. The 670-kilometre Coastal GasLink project is approximately 70 per cent complete, with mechanical in-service expected by the end of 2023. Together with LNG Canada, this project will provide the first direct path for Canadian natural gas to reach global LNG markets. By leveraging our competitive strengths, we continue to develop solutions to move, generate and store the energy North America relies on in a secure and increasingly sustainable way."
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Consistent with our 2021 Annual Report outlook, 2022 comparable EBITDA is expected to be modestly higher than 2021, while 2022 comparable earnings per common share are expected to be consistent with 2021
•Second quarter 2022 results were underpinned by solid utilization and reliability across our assets. The continued need for energy security has placed renewed focus on the long-term role our infrastructure will play in responsibly fulfilling North America's energy demands:
◦Continued to deliver around a quarter of volumes destined for export from U.S. LNG facilities through our U.S. Natural Gas Pipelines and advanced 3.3 Bcf/d of additional projects during the first six months of the year
◦Total NGTL System deliveries averaged 12.8 Bcf/d, up nine per cent compared to second quarter 2021
◦U.S. Natural Gas Pipelines flows averaged 25.4 Bcf/d, up over three per cent compared to second quarter 2021
◦Bruce Power planned outages were completed ahead of schedule with results further augmented by the approximately $10/MWh increase in the contract power price that went into effect on April 1, 2022 related to the ongoing MCR program, asset management work and annual adjustments
◦During the quarter, the Keystone Pipeline System safely delivered nearly 610,000 Bbl/d as we placed approximately 30 per cent of the 2019 Open Season contracts into service effective April 1, 2022 with additional volumes anticipated through year end
•Second quarter 2022 financial results:
◦Net income attributable to common shares of $0.9 billion or $0.90 per common share compared to a net income of $1.0 billion or $1.00 per common share in 2021. Comparable earnings1 of $1.0 billion or $1.00 per common share compared to $1.0 billion or $1.06 per common share in 2021
◦Segmented earnings of $1.7 billion compared to segmented earnings of $1.6 billion in 2021 and comparable EBITDA1 of $2.4 billion compared to $2.2 billion in 2021
◦Net cash provided by operations of $0.9 billion compared to 2021 results of $1.7 billion and comparable funds generated from operations1 was $1.6 billion compared to $1.8 billion in 2021

1 Comparable earnings, comparable earnings per common share, comparable funds generated from operations and comparable EBITDA are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Net income attributable to common shares, Net income per common share, Net cash provided by operations and Segmented earnings, respectively. For more information on non-GAAP measures, refer to the Non-GAAP section of this news release.

•Declared a quarterly dividend of $0.90 per common share for the quarter ending September 30, 2022
•Reinstated issuance of common shares from treasury at a two per cent discount under our Dividend Reinvestment Plan (DRP) commencing with the dividends declared on July 27, 2022 to prudently fund our growth program that includes increased project costs on the NGTL System and following our commitment to make an equity contribution of $1.9 billion to Coastal GasLink LP. We expect the DRP will be activated for a period of four quarters based on historical participation
•Continued to advance our $28 billion secured capital program, with $1.5 billion invested in second quarter 2022
•Reached revised project agreements with LNG Canada on the Coastal GasLink project which is now approximately 70 per cent complete
•To date in 2022, finalized contracts for approximately 580 MW and 240 MW from wind energy and solar projects, respectively, that will largely be used to provide renewable power to portions of the Keystone Pipeline System. We expect to finalize additional contracts in 2022.

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2022	2021	2022	2021

Income
Net income/(loss) attributable to common shares	889	975	1,247	(82)
per common share – basic	$0.90	$1.00	$1.27	($0.08)

Segmented earnings
Canadian Natural Gas Pipelines	385	361	743	717
U.S. Natural Gas Pipelines	711	688	1,021	1,561
Mexico Natural Gas Pipelines	162	138	282	290
Liquids Pipelines	261	250	533	(2,258)
Power and Storage	170	158	246	321
Corporate	(10)	(36)	21	(4)
Total segmented earnings	1,679	1,559	2,846	627

Comparable EBITDA
Canadian Natural Gas Pipelines	681	684	1,325	1,370
U.S. Natural Gas Pipelines	915	879	2,022	1,934
Mexico Natural Gas Pipelines	190	164	338	344
Liquids Pipelines	341	366	670	759
Power and Storage	252	157	409	335
Corporate	(10)	(4)	(7)	(7)
Comparable EBITDA	2,369	2,246	4,757	4,735
Depreciation and amortization	(635)	(633)	(1,261)	(1,278)
Interest expense	(620)	(577)	(1,200)	(1,147)
Allowance for funds used during construction	63	64	138	114
Interest income and other included in comparable earnings	17	158	84	250
Income tax expense included in comparable earnings	(173)	(175)	(352)	(378)
Net income attributable to non-controlling interests	(9)	(6)	(20)	(75)
Preferred share dividends	(33)	(39)	(64)	(77)
Comparable earnings	979	1,038	2,082	2,144
Comparable earnings per common share	$1.00	$1.06	$2.12	$2.22

Net cash provided by operations	942	1,711	2,649	3,377
Comparable funds generated from operations	1,566	1,754	3,431	3,777
Capital spending[1]	1,482	1,439	3,206	3,324

Dividends declared
Per common share	$0.90	$0.87	$1.80	$1.74
Basic common shares outstanding (millions)
– weighted average for the period	983	979	982	966
– issued and outstanding at end of period	984	979	984	979
1Includes Capital expenditures and Contributions to equity investments.

CEO Message
Based on solid performance year-to-date, we reiterate that 2022 comparable EBITDA is expected to be modestly higher than 2021 and our 2022 comparable earnings per common share outlook is expected to be consistent with 2021. Please refer to the 2021 Annual Report for additional details. During the three months ended June 30, 2022, comparable earnings of $1.00 per common share and comparable funds generated from operations of $1.6 billion reflect the utility-like nature of our business together with contributions from projects that entered service in 2021 and 2022. By leveraging our competitive strengths, we continue to develop solutions to move, generate and store the energy North America relies on in a secure and increasingly sustainable way.
Results in the second quarter of 2022 are underpinned by high utilization rates across our asset base that continued to reliably meet North America's growing demand for energy. The NGTL System had total system deliveries averaging 12.8 Bcf/d, up nine per cent compared to second quarter 2021. Our U.S. Natural Gas Pipelines flows averaged 25.4 Bcf/d, up over three per cent year-over-year, which included a new all-time daily power load peak delivery of 2.75 Bcf on ANR. During the first six months, we continue to advance approximately 3.3 Bcf/d of LNG-linked projects in our U.S. Natural Gas business. Combining our U.S. Natural Gas projects with Coastal GasLink, TC Energy remains well positioned to continue to expand it's share of the North American LNG market. Bruce Power operational performance during the second quarter was exceptional with fewer outage days than planned. Project execution is on track, with Unit 6 MCR moving to the last part of the installation phase and remains on time and on budget. Additionally, during the quarter the Keystone Pipeline System safely delivered nearly 610,000 Bbl/d as we placed approximately 30 per cent of the 2019 Open Season contracts into service effective April 1, 2022 with additional volumes anticipated through year end.
We are also pleased to announce Coastal GasLink LP has achieved a significant milestone with the execution of revised project agreements with LNG Canada that incorporate a revised cost estimate for the project of $11.2 billion. The revised agreement allows us to continue the safe and timely execution of the 670-kilometre project which is now approximately 70 per cent complete, with two of eight sections finished and expected mechanical in-service by the end of 2023. The Wilde Lake compressor facility near Chetwynd at the eastern end of the route is also nearing completion, representing one of the most significant pieces of infrastructure on the project. Together with LNG Canada, the 2.1 Bcf/d project will provide the first direct path for western Canadian natural gas to reach global LNG markets, displacing coal-fired power and potentially reducing global GHG emissions by 60 to 90 million tonnes per year. Coastal GasLink LP is proud to be leading the way in terms of how energy projects are advanced in Canada, with over $1.4 billion in contracting opportunities awarded to Indigenous and local communities to date and with the recent 10 per cent equity option announcement with our Indigenous partners. In our view, global LNG fundamentals remain supportive of additional LNG exports from western Canada that we believe can be supported by the expansion of the Coastal GasLink project.
Our revised agreements with LNG Canada establish a better framework for project advancement and further strengthens our long-term partnership. The agreements resolve uncertainty over specific and anticipated costs, mitigate project funding and execution risks and allow us to continue the safe and timely execution of the project. We continue to believe the project remains economically viable and subject to a final investment decision, we anticipate a potential second phase of Coastal GasLink could enhance TC Energy's project returns.
Our industry-leading secured capital program is now $28 billion and we expect to sanction approximately $5 billion of projects per year throughout the decade. Importantly, our secured capital projects are largely underpinned by long-term take-or-pay contracts and/or regulated business models, giving us visibility to deliver earnings and cash flow growth, while reducing our GHG emissions intensity and continuing to lower our overall leverage metrics. As we stated at our 2021 Investor Day, our secured capital program is expected to deliver a 2021-2026 comparable EBITDA compounded annual growth rate of five per cent that will support our dividend growth, funding of capital commitments and reduction of our overall leverage metrics.

Looking forward, we have an extraordinary opportunity to support energy security and move toward a low carbon future. Our critical energy infrastructure assets are connecting North America's premier basins to LNG export facilities. We intend to continue expanding, extending and modernizing our existing natural gas pipeline network. Bruce Power's zero-emission power delivery continues to grow through our $4.4 billion life extension program, with more investments anticipated through this decade. We are also enhancing our existing liquids infrastructure and adding operational flexibility for our customers. Additionally, we see opportunities to originate new energy solutions like the Alberta Carbon Grid, large-scale hydrogen production, pumped hydro storage and solar and wind PPAs. We remain confident in our business plan and expect to continue to grow our common share dividend at an annual rate of three to five per cent. This is consistent with our conservative approach to capital allocation, historic risk-adjusted return profile and is expected to provide the capacity to fund our sizeable capital program while enhancing our financial strength and flexibility.
OUTLOOK
Comparable EBITDA and comparable earnings
•Our overall comparable EBITDA and comparable earnings per common share outlook for 2022 remains consistent with the 2021 Annual Report. 2022 comparable EBITDA is expected to be modestly higher than 2021 and 2022 comparable earnings per common share outlook is expected to be consistent with 2021. Please refer to the 2021 Annual Report for additional details. We continue to monitor the impact of changes in energy markets, our construction projects and regulatory proceedings as well as COVID-19 for any potential effect on our 2022 comparable EBITDA and comparable earnings per share.
Consolidated capital spending and equity investments
•Our total capital expenditures for 2022 are now expected to be approximately $8.5 billion. The increase from what was outlined in the 2021 Annual Report is primarily due to the partner equity contributions of approximately $1.3 billion we expect to make in 2022 to Coastal GasLink LP in accordance with revised agreements impacting Coastal GasLink LP. Refer to the Recent Developments – Canadian Natural Gas Pipelines section for additional information on the Coastal GasLink project. In addition, higher project costs are expected for the NGTL System reflecting inflationary pressures on labour and materials, additional regulatory conditions and other factors. We continue to monitor developments on all of our construction projects, work on cost mitigation strategies and assess market conditions as well as the impact of COVID-19 for further changes to our overall 2022 capital program.
NOTABLE RECENT DEVELOPMENTS INCLUDE:
Canadian Natural Gas Pipelines
•Coastal GasLink: Coastal GasLink LP and LNG Canada have reached a settlement that addresses and resolves disputes over certain incurred and anticipated costs of the Coastal GasLink pipeline project.
As we have indicated previously, capital costs have increased from the original project cost estimate due to scope increases and the impacts of COVID-19, weather and other events outside of Coastal GasLink LP’s control. The revised project agreements incorporate a new cost estimate for the project of $11.2 billion. Funding of the increased project cost estimate will be supported by an expansion of the existing project-level credit facilities and a further equity contribution by TC Energy. Mechanical in-service is expected to be reached by the end of 2023. Commercial in-service of the Coastal GasLink pipeline will occur after completion of commissioning the pipeline.

In recognition of the revised capital cost and revised project agreements with LNG Canada, and in accordance with a binding commitment subject to the execution of definitive agreements with our Coastal GasLink LP partners, we will make an equity contribution to Coastal GasLink LP of $1.9 billion, which will be paid in installments commencing in August 2022, with no resulting change to our 35 per cent ownership. Any additional equity financing required to fund construction of the pipeline will initially be funded through an amended interest-bearing subordinated loan agreement between TC Energy and Coastal GasLink LP, which was originally put in place in fourth quarter 2021 to provide temporary financing to the project. Any amounts outstanding on this amended loan (plus accrued interest) will be repaid by the Coastal GasLink partners, including us, subsequent to the pipeline being placed in-service and final costs being determined. We currently estimate our portion of the equity contributions to Coastal GasLink LP over the project life to be approximately $2.1 billion, including the $1.9 billion equity contribution noted above.
Following execution of the revised project agreements with LNG Canada, the Coastal GasLink LP project-level credit facilities will be increased by $1.6 billion up to a total of $8.4 billion. In accordance with the binding commitment subject to the execution of definitive agreements with our Coastal GasLink LP partners, our commitment under the subordinated loan agreement between TC Energy and Coastal GasLink LP will be stepped down from the current $3.8 billion over time as capacity under the project-level credit facilities is increased and we make installment payments of the $1.9 billion equity contribution, as discussed above.
On March 9, 2022, we announced the signing of option agreements to sell a 10 per cent equity interest in Coastal GasLink LP to Indigenous communities across the project corridor. The opportunity to become business partners through equity ownership was made available to all 20 Nations holding existing agreements with Coastal GasLink LP. The Nations have established two entities that together currently represent 16 Indigenous communities that have confirmed their support for the option agreements. The equity option is exercisable after commercial in-service of the pipeline, subject to customary regulatory approvals and consents, including the consent of LNG Canada.
The Coastal GasLink project is approximately 70 per cent complete. The entire route has been cleared, grading is more than 75 per cent complete and more than 320 km of pipeline has been installed, with reclamation activities underway in many areas.
•NGTL System: In the six months ended June 30, 2022, the NGTL System placed approximately $1.5 billion of capacity projects in service.
U.S. Natural Gas Pipelines
•ANR Section 4 Rate Case: ANR filed a Section 4 rate case with FERC on January 28, 2022 requesting an increase to ANR's maximum transportation rates effective August 1, 2022, subject to refund upon completion of the rate proceeding. The rate case is progressing as expected as we continue to pursue a collaborative process to find a mutually beneficial outcome with our customers, FERC and other stakeholders through settlement negotiations.
Mexico Natural Gas Pipelines
•Tula and Villa de Reyes: The CFE initiated arbitration in June 2019 for the Tula and Villa de Reyes projects, disputing fixed capacity payments due to force majeure events. Arbitration proceedings are currently suspended while management continues to progress collaborative settlement discussions with the CFE.
We successfully achieved mechanical completion of the Villa de Reyes project's lateral and north sections in April 2022. We expect to complete the construction of the Villa de Reyes project in early 2023, subject to the successful resolution of ongoing negotiations with neighbouring communities to obtain pending land access.

Power and Storage
•Bruce Power Life Extension: On March 7, 2022, the IESO verified Bruce Power's Unit 3 MCR program final cost and schedule duration estimate submitted in December 2021. The Unit 3 MCR program is scheduled to begin in first quarter 2023 with expected completion in 2026.
Bruce Power's contract price increased by approximately $10 per MWh on April 1, 2022, in accordance with contract terms, reflecting capital to be invested under the Unit 3 MCR program and the 2022 to 2024 Asset Management program plus normal annual inflation adjustments.
•Renewable Energy Contracts and/or Investment Opportunities: Through an RFI process conducted in 2021, we are seeking potential contracts and/or investment opportunities in wind, solar and energy storage projects to meet the electricity needs of the U.S. portion of the Keystone Pipeline System and supply renewable energy products and services to industrial and oil and gas sectors proximate to our in-corridor demand. To date in 2022, we have finalized contracts for approximately 580 MW and 240 MW from wind energy and solar projects, respectively. We continue to evaluate the proposals received through the RFI process and expect to finalize additional contracts in 2022.
Other Energy Solutions
•Hydrogen Hubs: As part of our Joint Development Agreement with Nikola, on April 26, 2022, we announced a plan to evaluate a hydrogen production hub on 140 acres in Crossfield, Alberta, where we currently operate our natural gas storage facility. We expect a final investment decision by the end of 2023, subject to customary regulatory approvals.
•Alberta Carbon Grid (ACG): In June 2021, we announced a partnership with Pembina Pipeline Corporation to jointly develop a world-scale carbon transportation and sequestration system which, when fully constructed, is expected to be capable of transporting more than 20 million tonnes of carbon dioxide annually. On March 29, 2022, the ACG received notice from the Government of Alberta that our Final Project Proposal to build and operate a carbon storage hub and gathering lines in Alberta’s industrial heartland was among the successful proponents. The project has been invited to move forward into the next stage of the Province’s CCUS process and enter into an evaluation agreement to further assess the viability of this project. Designed to be an open-access system, the ACG proposes to leverage existing right of ways and/or pipelines to connect the Alberta Industrial Heartland emissions region to a key sequestration location.
Corporate
•Mexico Tax Audit: In 2019, the Mexican tax authority, the Tax Administration Services (SAT), completed an audit of the 2013 tax return of one of our subsidiaries in Mexico. The audit resulted in a tax assessment that denied the deduction for all interest expense and an assessment of additional tax, penalties and financial charges totaling less than US$1 million. We disagreed with this assessment and commenced litigation to challenge it. In January 2022, we received the tax court’s ruling on the 2013 tax return, which upheld the SAT assessment. From September 2021 to February 2022, the SAT issued assessments for tax years 2014 through 2017 which denied the deduction of all interest expense as well as assessed incremental withholding tax on the interest. These assessments totaled approximately US$490 million in income and withholding taxes, interest, penalties and other financial charges.
On April 27, 2022, we settled with the SAT on all of the above matters for the tax years 2013 through 2021. In the six months ended June 30, 2022, we recorded US$152 million of income tax expense (inclusive of withholding taxes, interest, penalties and other financial charges).
•Dividend Reinvestment Plan: To prudently fund our growth program that includes increased project costs on the NGTL System and following our commitment to make an equity contribution of $1.9 billion to Coastal GasLink LP, we have reinstated issuance of common shares from treasury at a two per cent discount under our Dividend Reinvestment Plan commencing with the dividends declared on July 27, 2022.

Teleconference and Webcast
We will hold a teleconference and webcast on Thursday, July 28, 2022 at 9 a.m. (MDT) / 11 a.m. (EDT) to discuss our second quarter 2022 financial results and company developments. Presenters will include François Poirier, President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1.800.319.4610. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/11982.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EDT on August 4, 2022. Please call 1.855.669.9658 and enter pass code 9146.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in the communities where we live and work to strengthen community resilience and build a stronger future, together.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.
Forward-Looking Information
This release contains certain information that is forward-looking, including the sustainability commitments and targets contained in our 2021 Report on Sustainability and our GHG Emissions Reduction Plan, and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2021 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our 2021 Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.

Non-GAAP Measures
This release contains references to the following non-GAAP measures: comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings; (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR (www.sedar.com) under TC Energy's profile.
Additional Information
This release should also be read in conjunction with our December 31, 2021 audited Consolidated financial statements and notes and the MD&A in our 2021 Annual Report. Capitalized abbreviated terms that are used but not otherwise defined herein are defined in our 2021 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
Media Inquiries:
Jaimie Harding / Hejdi Carlsen
media@tcenergy.com
403.920.7859 or 800.608.7859
Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403.920.7911 or 800.361.6522